April 8, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Gus Rodriguez, Branch Chief

Robert Babula, Staff Accountant

Re:	Hawaiian Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed on February 12, 2021

Form 8-K filed on January 26, 2021

File No. 001-31443

Gentlemen:

Hawaiian Holdings, Inc. (the “Company”) submits this letter in response to the comments contained in the letter dated March 19, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filings. The comments contained in the Comment Letter are repeated in bold italics before the Company’s responses below.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.

Please discuss and analyze your financial condition and changes in your financial condition. Specifically, discuss and analyze material changes to your balance sheet and discuss material events and uncertainties that may impact your future financial condition. Refer to Item 303(a) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that in connection with its preparation of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in accordance with Item 303(a) of Regulation S-K, the Company’s management analyzes material changes to its balance sheet and endeavors to identify material events and uncertainties that may impact the Company’s future financial condition. In the Company’s Form 10-K for the fiscal year ended December 31, 2020, the Company’s management included substantive discussions related to material changes to the Company’s balance sheet and material events and uncertainties that may impact the Company’s future financial condition in the following sections and subsections within MD&A: “Impact of the COVID-19 Pandemic,” “CARES Act,” “Consolidated Appropriations Act, 2021,” “Loyalty Program and Intellectual Property Financing,” “Liquidity and Capital Resources” and “Cash Flows.” These sections include material information regarding the key impacts of the COVID-19 pandemic and the impact of the Company’s responsive measures taken and reflected on its balance sheet, including material equity financing and debt financing transactions, liquidity and expense mitigation measures, and future obligations and uncertainties resulting from events and actions taken.

U.S. Securities and Exchange Commission

April 8, 2021

The Company’s management recognizes that a concise summation of this information may be helpful to investors and will, in future filings, provide additional discussion in MD&A to summarize material changes to the Company’s balance sheet along with material events and uncertainties that may impact the Company’s future financial condition, as applicable. For example, in the Company’s upcoming Quarterly Report on Form 10-Q, the Company anticipates including a summary of the material changes to its balance sheet between March 31, 2020 and March 31, 2021. This summary will highlight, among other things, the significant increase in indebtedness between these two dates, the incremental payment obligations associated with this debt, and other impacts and potential impacts of the debt on the Company, its business, and its future financial performance.

Form 8-K filed on January 26, 2021

Non-GAAP Financial Reconciliation (unaudited)

2.

You disclose that EBITDAR is a non-GAAP measure used by management to evaluate your financial performance. We also note your presentation of Adjusted EBITDAR. Please clarify within your disclosure how management uses Adjusted EBITDAR. Additionally, these measures exclude aircraft rent expense, which appears to be a normal, recurring cash operating expense necessary to operate your business. Please tell us how you considered question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations when presenting these measures.

Company Response:

The Company acknowledges the Staff’s comment related to the Company’s use of EBITDAR and Adjusted EBITDAR, including that these measures exclude rent expense. The Company also acknowledges the guidance set forth in question 100.01 of the Staff’s Non-GAAP Compliance and Disclosure Interpretations.

In its presentation of EBITDAR and Adjusted EBITDAR, the Company makes two adjustments. First, in EBITDAR, the Company excludes rent expense, which is a normal, recurring expense customarily excluded from operating results given its significant variability across the airline industry. Second, in its presentation of Adjusted EBITDAR, the Company excludes (1) changes in unrealized gains (losses) on financial instruments not designated for hedge accounting and the translation of foreign denominated debt, each of which is recorded as a component within nonoperating income (expense) in the consolidated statements of operations, and (2) one-time charges, given their non-recurring nature. These adjustments provide for company-to-company and period-over-period comparisons that are unaffected by company-specific or one-time occurrences.

U.S. Securities and Exchange Commission

April 8, 2021

Although aircraft rent expense is a recurring cash operating expense, the Company believes that it is appropriate to exclude when presenting EBITDAR. Aircraft rent expense is a variable metric across the airline industry because airlines use different practices in obtaining aircraft. For example, some airlines rely heavily on financing to purchase aircraft, others rely primarily on leasing to rent aircraft, and still others use a mix of financing and leasing. Presentation of EBITDA, unadjusted for rent expense, would eliminate the cost of financing aircraft (interest expense) and owning aircraft (depreciation expense), but not the cost of leasing aircraft (rent expense). As such, use of EBITDA without the exclusion of rent expense would not facilitate comparison of the Company’s financial performance across different periods (given that the Company’s mix of owned, financed and leased aircraft has changed over time and may change in the future), and would not facilitate comparison with other airlines (given their differing approaches to owned, financed and leased aircraft at any point in time).

Additionally, the Company notes that, due to the analytic and comparative benefits of the EBITDAR metric, it is widely used by U.S. airlines, financial analysts who cover airlines and ratings agencies. Numerous airlines have included EBITDAR in their earnings releases, investor presentations, Current Reports on Form 8-K, Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and offering prospectuses, including: Alaska Air Group (earnings releases, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K); Delta Air Lines (earnings releases and investor presentations prior to the COVID-19 pandemic); JetBlue Airways (investor presentations); Spirit Airlines (offering prospectuses); and United Airlines Holdings (investor presentations, Current Reports on Form 8-K and offering prospectuses).

Analysts, such as Bank of America, Cowen and Company, Deutsche Bank, and Wolfe Research, also include EBITDAR in their published reports on the airline industry. Additionally, Fitch Ratings, a leading ratings agency, regularly uses EBITDAR in its published reports on the Company and with respect to its coverage of the airline industry more generally.

Furthermore, the Company’s management has consistently used EBITDAR to benchmark performance against peer airlines, as a leverage and financial performance metric, and as a compensation metric to evaluate management performance.

For these reasons, the Company respectfully submits that the Company’s presentations of EBITDAR and Adjusted EBITDAR are appropriate and consistent with the purposes of Regulation G and the Staff’s guidance. The Company will continue to present a reconciliation of Adjusted EBITDAR to EBITDAR and EBITDAR to Net Income so that investors are able to see all adjustments made to these metrics. Additionally, the Company will provide additional disclosure in future filings regarding its exclusion of rent expense in the use of EBITDAR and Adjusted EBITDAR as well as the reasons therefor.

* * * * *

U.S. Securities and Exchange Commission

April 8, 2021

The Company appreciates the Staff’s comments and requests that the Staff contact the undersigned at (808) 835-3700 or Tony Jeffries of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3223 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.

/s/ Aaron J. Alter
Aaron J. Alter
Chief Legal Officer

cc:	Peter J. Ingram, President and Chief Executive Officer

Shannon L. Okinaka, Chief Financial Officer

Joanne J. Lee, Hawaiian Airlines, Inc.

Brandon Rowland, Ernst & Young LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.